UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 30, 2023

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Park Avenue, 15th Floor
New York, NY	10022
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value as of June 30, 2023

As of June 30, 2023, our net asset value (“NAV”) per common share is $9.93. This NAV per common share shall be effective until updated by us on or about September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2023 [1]	March 31, 2023 [1]
ASSETS
Investments in Real Estate at Fair Value (original cost $28,447,200 )	$29,390,801	$29,230,098
Cash and Cash Equivalents	7,615,693	5,069,102
Total Assets	$37,006,494	$34,299,200
LIABILITIES AND MEMBERS' EQUITY
Notes Payable on Short Term Borrowings	$—	$183
Accrued Expenses	270,866	186,717
Payable to Managing Member	118,782	103,486
Total Liabilities	$389,648	$290,386
MEMBERS' EQUITY:
Common shares, net of redemptions; 7,500,000 shares authorized; 3,780,286 and 3,467,4385 shares issued and 3,685,911 and 3,434,504 outstanding on June 30, 2023 and March 31, 2023 respectively	36,731,532	33,729,172
Retained Earnings (Accumulated Deficit)	(114,686)	279,642
Total Members' Equity	36,616,846	34,008,814
TOTAL LIABILITIES AND MEMBERS' EQUITY	$37,006,494	$34,299,200
NET ASSET VALUE PER SHARE, on 3,685,911 and 3,434,504 shares outstanding for the periods ended June 30, 2023 and March 31, 2023, respectively	$9.93	$9.90

[1]
Estimated Balance Sheets as of March 31, 2023 and June 30, 2023.

On July 7, 2023, the Company announced that its NAV as of June 30, 2023 is $9.93 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The price per share for the second quarter of 2023 is $9.93.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. At the end of each fiscal quarter, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments, including related liabilities, based upon any of (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the Administrator’s calculation of the Company’s NAV.

The Manager will deliver such valuations to SS&C Technologies, Inc. or any successor thereto (such party, the “Administrator”), which will utilize the valuations provided by the Manager to calculate the Company’s NAV and NAV Per Share.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Administrator will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect the precise amount that payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Beginning on July 1, 2023, the per share purchase price of our Common Shares will be $9.93 per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after September 30, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended June 30, 2023, we redeemed 134,861 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2022 to June 30, 2023.

Date	NAV Per Share
June 30, 2022	$9.76
September 30, 2022	$9.98
December 31, 2022	$9.82 *
March 31, 2023	$9.90
June 30, 2023	$9.93

* This figure has been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of a review of accounting procedures.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance across its multi-family and industrial assets. Despite the headwinds of rising interest rate, the properties have fixed rate debt or interest rate caps which limit the effect of interest rate increases. Additionally, early indications of strong rental premiums after unit renovations continues to provide a favorable outlook for future rent growth as two of the three multifamily properties are undergoing unit renovations on a rolling basis. The industrial asset has shown positive leasing momentum with strong tenants on long term leases. The assets are located across major cities with strong demand drivers which continue to be heavily favored by investors given favorable demographic and economic trends.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	YieldStreet Management LLC
Its:	Manager

By:	/s/ Ivor Wolk
Name:	Ivor Wolk
Title:	General Counsel

Date: July 7, 2023